Exhibit 99.52
Thomas L. Drielick, P.E.
M3 Engineering & Technology Corp.
2440 W. Ruthrauff Rd., Suite 170
Tucson, Arizona 85705 USA
Phone: 520-293-1488 / Fax 520-293-8349
CERTIFICATE OF QUALIFIED PERSON
I, Thomas L. Drielick, P.E., do hereby certify that:
1.	I am employed as a metallurgist and project manager at M3 Engineering & Technology Corp. located at 2440 W. Ruthrauff, Tucson, Arizona 85705 USA.

2.	I am a graduate of Southern Illinois University and Michigan Technological University.

3.	I am a registered professional engineer in good standing in the state of Arizona (#22958).

4.	I have practiced metallurgical engineering for 36 years. I worked for U.S. Army, Metallurgical Engineer (3 Years); Kennecott Corporation, Process Engineer, Plant Metallurgical Engineer, Operations Foreman (8 Years); Newmont Mining Corporation, Project Manager and Project Engineer (8 Years); M3 Engineering & Technology, Project Manager and Metallurgist (17 Years).

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of Section 6 of the technical report titled “Peñasquito Feasibility Study 100,000 MTPD” dated July 31, 2006 (the “Technical Report”). I have not visited the Peñasquito property.

7.	I have had prior involvement with the Peñasquito property that is the subject of the Technical Report. The nature of my prior involvement is preparation of Section 5 of a “Pre-Feasibility Study” dated March 2004.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, or an omission to disclose which makes the Technical Report misleading.

9.	I have read National Instrument 43-101, and certify that Section 6 of the Technical Report has been prepared in compliance with that instrument.
Dated this 25th day of September, 2006.

/s/ Thomas L. Drielick Signature of Qualified Person

Thomas L. Drielick, PE Print name of Qualified Person